UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of registrant as specified in its charter)

Avenida Angélica, nº 2346, 5th Floor

São Paulo, São Paulo, Brazil, 01228-200

Tel: +55 (11) 3526-3526

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐   No ☒

Emergencia’s financial statements as of and for the year ended December 31, 2022.

Ambipar Emergency Response (the “Company”) informs the market that on March 31, 2023, its parent company, Ambipar Participações e Empreendimentos S.A. (“Ambipar Parent”), published in Brazil the Portuguese-language statutory financial statements of Emergência Participações S.A., a wholly-owned subsidiary and the accounting predecessor of the Company (“Emergencia”) as of and for the year ended December 31, 2022 (the “2022 Financial Statements”) as required by local laws and regulations.

An English translation of relevant excerpts of the 2022 Financial Statements are furnished as Exhibit 99.1 to this Report on Form 6-K. Financial information relating to Emergencia contained therein has not been audited or reviewed in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). While we do not expect that such financial information will differ materially from Emergencia’s actual results for the year ended December 31, 2022, we cannot assure you that such financial information will be indicative of the Emergencia’s actual financial results for the year ended December 31, 2022 or for any future periods.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Excerpts of Emergência Participações S.A. financial statements as of and for the year ended December 31, 2022 (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2023

AMBIPAR EMERGENCY RESPONSE

By:	/s/Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director